April 20, 2009	Cognizant Technology Solutions Glenpointe Centre West 500 Frank W. Burr Blvd. Teaneck, New Jersey 07666 Telephone (201) 801-0233 Fax (201) 801-0243 www.cognizant.com

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Room 4561

Attention: Stephen G. Krikorian, Accounting Branch Chief

Re:	Cognizant Technology Solutions Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 000-24429

Dear Mr. Krikorian:

This letter is submitted on behalf of Cognizant Technology Solutions Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated April 14, 2009 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K For the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 13. Quarterly Financial Data (Unaudited), page F-27

1.	We note your selected quarterly financial data does not contain gross profit or cost of sales information. In your response letter dated May 14, 2008, you indicated that you would revise your disclosures in future filings to comply with Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G. However, we note that your current presentation is inconsistent with your proposed revisions. Please tell us how the disclosure under this section reflects the assertion made in your May 14, 2008 letter and tell us how you concluded that these disclosures comply with Item 302(a)(1) of Regulation S-K.

April 20, 2009

Response:

We acknowledge the issue and respectfully advise the Staff that such omission was inadvertent. We respectfully advise the Staff that we intend to include disclosure relating to this matter in our next Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 under “Item 5. Other Information” as presented below.

In addition, prospectively, in future Annual Reports on Form 10-K, we will present the Quarterly Financial Information (Unaudited) footnote as presented below, which is consistent with our proposed revisions included in our response letter dated May 14, 2008. In preparing this response we have considered that we have reported such quarterly financial information as part of the unaudited condensed consolidated statement of operations included in each of our Quarterly Reports on Form 10-Q during 2008 and in Current Reports on Form 8-K in which we report our quarterly results of operations, including our Form 8-K filed on February 13, 2009 in which we reported our results for the fourth quarter of 2008.

We respectively request the Staff’s concurrence with our planned approach to resolve this matter.

“Item 5. Other Information

The following information is included solely to supplement the quarterly results of operations information presented in Note 13 (Unaudited) to the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009.

Summarized quarterly results for the two years ended December 31, 2008 are as follows:

	Three Months Ended
2008	March 31	June 30	September 30	December 31	Full Year
	(in thousands, except per share data)
Revenue	$643,106	$685,427	$734,726	$753,045	$2,816,304
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	$366,265	$380,867	$405,936	$419,748	$1,572,816
Selling, general and administrative expenses	$148,853	$167,105	$166,685	$169,378	$652,021
Depreciation and amortization expense	$16,293	$17,777	$19,474	$21,253	$74,797
Income from Operations	$111,695	$119,678	$142,631	$142,666	$516,670
Net Income	$101,873	$103,856	$112,828	$112,288	$430,845
Basic EPS(1)	$0.35	$0.36	$0.39	$0.39	$1.49	(1)
Diluted EPS(1)	$0.34	$0.35	$0.38	$0.38	$1.44	(1)

April 20, 2009

	Three Months Ended
2007	March 31	June 30	September 30	December 31	Full Year
	(in thousands, except per share data)
Revenue	$460,270	$516,514	$558,837	$599,956	$2,135,577
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	$254,909	$292,326	$317,286	$341,514	$1,206,035
Selling, general and administrative expenses	$109,499	$120,464	$126,551	$137,588	$494,102
Depreciation and amortization expense	$12,260	$13,053	$13,870	$14,735	$53,918
Income from Operations	$83,602	$90,671	$101,130	$106,119	$381,522
Net Income	$75,446	$82,277	$96,154	$96,256	$350,133
Basic EPS(1)	$0.26	$0.29	$0.33	$0.33	$1.22	(1)
Diluted EPS(1)	$0.25	$0.27	$0.32	$0.32	$1.15	(1)

(1)	The sum of the quarterly basic and diluted EPS for each of the four quarters may not equal the EPS for the year due to rounding.”

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (201) 678-2712 or Steven Schwartz, Esq., our Senior Vice President and General Counsel, at (201) 678-2759.

Sincerely,

/s/ Gordon Coburn

Gordon Coburn

Chief Financial and Operating Officer

cc:	Tamara Tangen
(Securities and Exchange	Commission)
Steven Schwartz, Esq.
(Cognizant	Technology Solutions Corporation)
Andrew P. Gilbert, Esq.
(Morgan,	Lewis & Bockius LLP)
Michael Wagner
(PricewaterhouseCoopers	LLP)